

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Charles H. R. Bracken
Executive Vice President and Chief Financial Officer
Liberty Global plc
Griffin House
161 Hammersmith Rd
London, United Kingdom W6 8BS

> **Re: Liberty Global plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 13, 2020**
> **File No. 001-35961**

Dear Mr. Bracken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology